Exhibit 3.3

STATE OF DELAWARE

CERTIFICATE OF CONVERSION

FROM A NON-DELAWARE CORPORATION

TO A DELAWARE CORPORATION

PURSUANT TO SECTION 265 OF THE

DELAWARE GENERAL CORPORATION LAW

1.)

The jurisdiction where the Non-Delaware Corporation first formed is the Cayman Islands.

2.)

The jurisdiction immediately prior to filing this Certificate is the Cayman Islands.

3.)

The date the Non-Delaware Corporation first formed is March 10, 2006.

4.)

The name of the Non-Delaware Corporation immediately prior to filing this Certificate is Ruby Growth Corporation.

5.)

The name of the Corporation as set forth in the Certificate of Incorporation is IPKV Holdings, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation has executed this Certificate on the 28th day of January 2009.

 By:  /s/ Joseph Rozelle

Name:  Joseph Rozelle

Title:  President